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                               May 2, 2024

       Dimitar Slavchev Savov
       Chief Executive Officer
       Nika Pharmaceuticals, Inc.
       2269 Merrimack Valley Avenue
       Henderson, NV 89044

                                                        Re: Nika
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 000-56234

       Dear Dimitar Slavchev Savov:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Financial Statements
       Note 7- Other Events, page 18

   1. We note your disclosure stating that, on August 1, 2022, you signed a Joint Business
                                                        Agreement with
Immunotech Laboratories BG, Ltd. through which you are combining efforts to realize the
registration, production, and distribution of medicinal products based on the Inactivated
Pepsin Fraction (   IPF   ) platform with U.S. Patents N   7,479,538,
                                                        7,625,565, 8,066,982,
8,067,531, 8,309,072. Please expand your disclosure to clarify the extent to which your
CEO, Dimitar Slavchev Savov, holds controlling ownership of
                                                        Immunotech Laboratories
BG, Ltd. Additionally, disclose any consideration exchanged, assets contributed, and
expenses incurred since the date of the agreement.
   2. We note your disclosure stating that, on August 1, 2022, you signed a Cooperation
                                                        Agreement with Nika
BioTechnology, Inc. pursuant to which all development of the prescription drug TNG,
the dietary supplements Physiolong and Carotilen, as well as any future acquired other
patents for prescription drugs and dietary supplements, shall be jointly developed by
the parties. Please expand your disclosure to include any
 Dimitar Slavchev Savov
Nika Pharmaceuticals, Inc.
May 2, 2024
Page 2
         consideration exchanged, assets contributed, and expenses incurred since the date of the agreement.
3. We note your disclosure stating that, on October 11, 2022, you acquired a 40% stake in
         Nika Europe, Ltd. However, in Exhibit 13.4 to your Form S-4 filed on April 5, 2024, you disclose that, on October 11, 2022, a 40% interest in Nika Europe, Ltd. was acquired by
         Nika BioTechnology, Inc. Please revise your disclosure as necessary to correct the inconsistency.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameDimitar Slavchev Savov                      Sincerely,
Comapany NameNika Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
May 2, 2024 Page 2                                            Office of Life
Sciences
FirstName LastName